Exhibit 99.1

Draganfly to Address United Nations Expert Gathering on Emerging Technologies for Disaster Risk Reduction

Draganfly CEO Cameron Chell will provide expertise and insights into how Draganfly’s drone technology has enhanced disaster management efforts.

Los Angeles, CA., October 4, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce that its president and CEO, Cameron Chell, will be presenting at an upcoming Webinar on “Disaster Risk Reduction in the Digital Transformation Age: Leveraging emerging technologies” on October 13, 2023, coinciding with the International Day for Disaster Risk Reduction.

This event is jointly organized by the World Meteorological Organization (WMO), the International Telecommunication Union (ITU), and the United Nations Convention to Combat Desertification (UNCCD) as part of ITU’s webinar series on digital transformation. It focuses on the transformative ability of cutting-edge technologies such as Artificial Intelligence (AI), the Internet of Things (IoT), Unmanned Aerial Vehicles (UAVs), digital twin, and the metaverse and their use in disaster management. This event will explore how these technological innovations can be used to mitigate and respond to natural hazards and disasters effectively.

Cameron Chell, CEO of Draganfly, will share expertise and insights on how Draganfly’s drone technology has played a role in improving disaster management efforts, particularly in response to floods and wildfires. Draganfly’s UAV platforms have bolstered disaster risk reduction by swiftly conducting aerial assessments, aiding in survivor search and rescue operations, mapping, and surveying tasks, and offering wildfire services, especially during hot and dry seasons.

Mr. Chell will join a distinguished group of speakers from diverse sectors, including representatives from the private sector (Microsoft), academia (University of Giessen), government (City of Tampere) and research institutions (IWMI). Each speaker will address a range of topics related to the intersection of technology and disaster risk reduction.

“I’m thrilled to have been asked to share some of our experiences on emerging technologies for disaster risk reduction,” stated Cameron Chell, President, and CEO of Draganfly. He added, “Draganfly brings experience Integrating drone technology into disaster management. I’m eager to present real-world use cases that underscore the substantial contributions and exciting future that Drones and Draganfly can help provide to the world.”

To register for the event, click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins
email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s drones used to bolster disaster risk reduction by swiftly conducting aerial assessments, aiding in survivor search and rescue operations, mapping and surveying tasks, and offering wildfire services, especially during hot and dry seasons as well as to mitigate and respond to natural hazards and disasters effectively. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.